United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF VALE S.A., HELD ON MAY 07TH, 2013.

Publicly-Held  Company

Corporate Taxpayer’s ID (CNPJ/MF) No. 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 — PLACE, DATE AND TIME:

At Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on May 07th, 2013, at 11 a.m.

02 - PANEL:

Chairman: Mr. Renato da Cruz Gomes

Secretary: Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 57% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Extraordinary General Shareholders’ Meeting to be properly instated at second call, pursuant to Article 135 of Law No. 6,404/76.

Also present Mr. Luciano Siani Pires, Vale’s Chief Financial Officer and Executive Officer for Investors Relations.

04 - SUMMONS:

Call Notice for this Extraordinary General Shareholders’ Meeting was duly published in the Jornal do Commercio on March 15, 16 and 17 (sole edition), 18 and 19, 2013; in the Rio de Janeiro Official State Gazette (“DOERJ”) on March 15, 18 and 19, 2013; and in the Diário Comércio Indústria e Serviços (“DCI”) on March 15, 16, 17 and 18 (sole edition), and 19,

2013, at first call, and in the Jornal do Commercio and in the Valor Econômico on April 18, 19, 20 and 21 (sole edition) and 22, 2013, in the DOERJ on April 18, 19 and 24, 2013, and in the DCI on April 18, 19 and 20, 21 and 22 (sole edition), at second call, with the following Agenda:

4.1          Proposal to amend the Company’s By-laws, as follows:

(i)            to include a Sole Paragraph to Article 1st, to modify Paragraph First of Article 10, to amend Paragraph First of Article 11, to include a new Paragraph Third to Article 10, and to modify Paragraph Sixth of Article 11, in order to adapt Vale’s By-laws to the mandatory minimum clauses required, respectively, on items 1.1, 4.6, 4.3 and 4.5 of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros;

(ii)           to renumber Paragraphs Third and Fourth of Article 10, due to item (i) above;

(iii)         to remove from the caput of Article 11 the obligation of the members of the Board of Directors to be shareholders of Vale, in accordance with Law No. 12,431/12;

(iv)          to include in the Sole Paragraph of Article 12 the possibility of holding meetings of the Board of Directors by  teleconference, videoconference or other means of communication;

(v)           to amend item XXV of Article 14 to replace the term “fixed assets” by “non-current assets” in order to reflect the new wording given by Law No. 11,941/09;

(vi)          to exclude item IV of Article 24 since the Fiscal Council, as the Audit Committee for the purposes of Sarbanes-Oxley Act, already analyzes the annual management report and the financial statements of the Company;

(vii)        to include in the caput of Article 29 the possibility of having the Executive Officers participating in the Executive Board Meetings by any means of communication that could ensure the effective participation and the authenticity of the vote;

(viii) to delete from Paragraph First of Article 35 the restriction of December 31 of each year for the validity term of the “ad negotia” powers of attorneys; and

(ix)          to replace on item I of Article 43 the Depletion Reserve (Reserva de Exaustão), which tax incentives expired in 1996, by the Tax Incentive Reserve (Reserva de Incentivos Fiscais).

4.2          The consolidation of the By-laws to reflect the amendments approved.

05 - READING OF DOCUMENTS:

The reading of the following documents made available at this General Meeting was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notices (first and second call); (ii) General Meeting Guide; (iii) Vale’s By-laws with the amendments proposed; and (iv) Report on the source and justification of the amendments proposed to the By-laws and their legal and economic effects.

Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were taken:

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.                            by the unanimity of the voting shareholders present at the meeting, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

6.2.                           by the majority of the voting shareholders present at the meeting, being registered the dissensions and voting abstentions received by the Panel, it was approved the amendment of the Company’s By-laws as proposed. Therefore, Article 1, Article 10, the caput and the paragraphs 1 and 6 of Article 11, the Sole Paragraph of Article 12, the item XXV of Article 14, the Article 24, the caput of the Article 29, the paragraph 1 of the Article 35, and the item I of the Article 43, shall henceforth read as follow:

•                                          “Article 1 - Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).”

•                                          “Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -                 The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -        The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -                 The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -                 The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -                 The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.”

•                                          “Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -                 The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

(…)

§6 -                 The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, pursuant to Art. 10, §3.

(…)”

•                                          “Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.”

•                                          “Article 14 - The Board of Directors shall be responsible for:

(…)

XXV.      establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

(…)”

•                                          “Article 24 - The Accounting Committee shall be responsible for:

I -                                    recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors;

II -                               issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; and

III -                          tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors.”

•                                          “Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board.”

•                                          “Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1 -                 Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

(…)”

•                                          “Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                        Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                   Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.”

6.3                              by the majority of the voting shareholders present at the meeting, being registered the dissensions and voting abstentions received by the Panel, it was approved the consolidation of the Company’s By-laws as per the Exhibit I hereto.

07 - ADJOURNMENT

After been drafted and approved, these Minutes were signed by the presents.

Rio de Janeiro, May 07th, 2013.

Renato da Cruz Gomes	Clovis Torres
Chairman	Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: May 7, 2013
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations